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REPORT OF THE BOARD OF DIRECTORS
OF
STOLT-NIELSEN S.A.
TO
ANNUAL GENERAL MEETING OF SHAREHOLDERS
ON
MAY 26, 2006
PREPARED IN ACCORDANCE
WITH
LUXEMBOURG COMPANY LAW ARTICLE 32-3

A.
Reference is made to the Notice dated May 2, 2006 of the Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the "Company"), such meeting to be held in Luxembourg on May 26, 2006. A copy of said Notice is attached hereto as Exhibit A.

In particular, reference is made to the authorized share capital of the Company which presently consists of 120,000,000 Common Shares, no par value, and 30,000,000 Founder's Shares, no par value (under the Luxembourg Company Law, Founder's Shares are not considered as representing capital of the Company). In conformity with Agenda item (7) it is anticipated that the authorized share capital of the Company will be amended (by way of reduction) at the Annual General Meeting to henceforth consist of Sixty Nine Million (69,000,000) Common Shares and Seventeen Million Two Hundred Fifty Thousand (17,250,000) Founder's Shares, no par value.

It is noted that as at April 30, 2006, 65,938,006 Common Shares and 16,484,501 Founder's Shares were issued.

Also, as at April 30, 2006 approximately 2,500,000 options for Common Shares were issued and outstanding or were reserved for issuance under the provisions of the Company's 1997 Stock Option Plan (such Plan as approved by the Shareholders of the Company at the Annual General Meeting held May 2, 1997 and under which 5,180,000 Common Shares were reserved for issuance) and the Company's 1987 Stock Option Plan (such Plan as approved by the Shareholders of the Company at an Extraordinary General Meeting held October 8, 1987 and under which 2,660,000 Common Shares were reserved for issuance).

In the context of the foregoing, reference is made to said Agenda item (7) which, in conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, relates to suppression of Shareholders' preemptive rights in respect of the Company's authorized but unissued capital.

B.
Article Five, third paragraph, of the Articles of Incorporation of the Company deals with Shareholders' preemptive rights and permits the Board of Directors of the Company, to the extent it deems advisable, to suppress Shareholders' preemptive rights in respect of the issuance of Common Shares of the Company for cash, such action permitted to be effective for up to a five (5) year period from the date of publication of the Minutes of the General Meeting at which such action is approved by the Shareholders.

It is noted that the most recent suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares was effected at the Annual General Meeting of Shareholders held on May 27, 2004, in respect of which the Minutes were published on October 13, 2004, and therefore the existing suppression of Shareholders' preemptive rights is valid through October 13, 2009.

C.
In conformity with said Article Five, third paragraph, of the Articles of Incorporation of the Company and the relevant provisions of the Luxembourg Company Law, this Report is the Board's recommendation to the Shareholders in respect of such suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares of the Company for cash resulting from the exercise of stock options under the Company's 1997 Stock Option Plan and the Company's 1987 Stock Option Plan.

D.
The Common Shares of the Company are listed on and traded through the Oslo Stock Exchange and the Norwegian Registry of Securities System (VPS) and simultaneously American Depositary Shares (ADSs) (each representing one (1) Common Share) are listed on and traded through The Nasdaq Stock Market, Inc.'s Automated Quotation System (National Market System) in the United States.

In respect of the foregoing

(i)
the Company has been advised by Norwegian legal counsel that it is a customary practice in Norway in connection with companies listed on the Oslo Stock Exchange for shareholders not to be granted preferential or preemptive rights, or if any such rights exist, for such preferential or preemptive rights to be waived (it being acknowledged that the relevant provisions of Norwegian law and Oslo Stock Exchange regulations require "equal treatment" of existing shareholders, including in the event of any issuance of Common Shares at a price not reflecting the "market price" thereof), and

(ii)
the Company has been advised by U.S. legal counsel that it is the customary practice in the United States for shareholders not to be granted preferential or preemptive rights, or if such rights exist, for such preferential or preemptive rights to be waived.

As stated in Paragraph B above, preemptive rights with respect to authorized but unissued Common Shares have been suppressed for a period of five (5) years ending October 13, 2009.

The listing of the Company's Common Shares in the United States is considered the "primary" listing and the listing of the shares on the Oslo Stock Exchange is considered the "secondary" listing of the shares.

E.
Accordingly, in view of the foregoing factors, the Board of Directors of the Company determined that it is in the best interest of the Company and its Shareholders and recommends to, and seeks the authority of the Shareholders for the Board, (i) to withdraw the existing suppression of Shareholders' preemptive rights valid through October 13, 2009 and (ii) to implement the suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares of the Company for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company's 1997 Stock Option Plan and the Company's 1987 Stock Option Plan.

The authorization set forth in this Paragraph E. shall be effective through August 31, 2007 or such other date as the Shareholders of the Company may determine at a general meeting.

This Report is submitted to the Shareholders of the Company this 2nd day of May, 2006.

Christopher J. Wright, Director
Roelof Hendriks, Director

Exhibit A

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 26, 2006

        The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Friday, May 26, 2006 at 2:00 p.m., for the following purposes:

          (1)   To approve the holding of the Annual General Meeting on May 26, 2006, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

          (2)   To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors ("Réviseur d'entreprises"), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes"), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2005 (copies attached);

          (3)   To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2005 (copy attached);

          (4)   To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2005 (copy attached);

          (5)   To approve the determination of dividends of the Company for the fiscal year ended November 30, 2005, namely (i) approval of an interim dividend declared on November 17, 2005 and paid on December 14, 2005 and (ii) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of One Dollar (U.S. $1.00) per Common Share, payable on June 15, 2006 to Shareholders of record as of June 1, 2006 and (iii) transfer of all undistributed profits to the retained earnings of the Company;

          (6)   To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2005;

          (7)   In conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, to

            (i)    amend (by way of reduction) the authorized capital of the Company set forth in Article Five of the Company's Articles of Incorporation from the current One Hundred Twenty Million (120,000,000) Common Shares and Thirty Million (30,000,000) Founder's Shares, each of no par value, to Sixty Nine Million (69,000,000) Common Shares and Seventeen Million Two Hundred Fifty Thousand (17,250,000) Founder's Shares, each of no par value, such amended authorized Shares to be available for issuance upon decision by the Board of Directors of the Company, and

            (ii)   approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to (i) to withdraw the existing suppression of Shareholders' preemptive rights valid through October 13, 2009 and (ii) implement the suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company's 1997 Stock Option Plan (such Plan approved by the Shareholders of the Company at the Annual General Meeting held May 2, 1997) and the Company's 1987 Stock Option Plan (such Plan approved by the Shareholders of the Company at an Extraordinary General Meeting held October 8, 1987), each of the foregoing actions to be effective through August 31, 2007 or such other date as the Shareholders of the Company may determine at a general meeting;

          (8)   To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market, provided

            (i)    the maximum price to be paid for such Common Shares shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading, otherwise it being the Company's instruction that such maximum price not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase, and

            (ii)   the minimum price to be paid for such Common Shares shall not be less than the "stated value" (i.e. U.S. $1.00 per share) thereof,

  and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2007;

          (9)   To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached);

          (10)   To amend Article Fourteen of the Articles of Incorporation of the Company to provide that the Chairman of the Board of Directors of the Company shall be elected by the Shareholders of the Company from among the members of the Board of Directors, in replacement of the current provision of said Article 14 that the Board elect the Chairman from among its members;

          (11)   To elect Jacob Stolt-Nielsen as Chairman of the Board of Directors of the Company; and

          (12)   To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation, in particular for agenda items (7) and (10), the general vote of all shares of the Company voting together (i) with a quorum of fifty percent (50%) of the shares eligible to vote being present or represented when the meeting is first convened and (ii) a two-thirds affirmative vote of those shares present or represented at the meeting being required.

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 28, 2006 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: May 2, 2006

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

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REPORT OF THE BOARD OF DIRECTORS OF STOLT-NIELSEN S.A. TO ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 26, 2006 PREPARED IN ACCORDANCE WITH LUXEMBOURG COMPANY LAW ARTICLE 32-3
Exhibit A
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 26, 2006